Tri-Continental Corporation
April 7, 2010
Securities and Exchange Commission
Division of Investment Management
100 F. Street, NE
Washington, DC 20549

Re:	Tri-Continental Corporation (the “Corporation”) File Nos.: 333-104669 and 811-00266 Post-Effective Amendment to a Registration Statement on Form N-2
Dear Sir or Madam:
     On behalf of the Corporation, enclosed herewith for filing under the Securities Act of 1933 and the Investment Company Act of 1940, is Post-Effective Amendment No. 9 to the Registration Statement of Tri-Continental Corporation (the “Corporation”) on Form N-2 (File Nos. 333-104669 and 811-00266).
     This amendment is being filed for the purpose of updating information contained in the Prospectus and the Statement of Additional Information of the Corporation. No additional shares of the Corporation are being registered. The changes include updates to financial information and other non-material changes.
     We respectfully request that this Registration Statement be declared effective on April 30, 2010 at 4:01 p.m.
     If you have any questions or comments, please call the undersigned at (212) 850-1354 or Joseph D’Alessandro at (212) 850-1703.
Very truly yours,

/s/Theodore R. Franzese

Theodore R. Franzese
Associate Counsel
Ameriprise Financial
734 Ameriprise Financial Center · Minneapolis, MN 55474